Exhibit (a)(1)
This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Petro-Canada Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to The Proxy Advisory Group, LLC, toll free at 1-866-678-1770.
Canada Southern Petroleum Ltd.
Directors’ Circular
RECOMMENDING
REJECTION
OF THE OFFER BY
NOSARA HOLDINGS LTD.,
a wholly-owned subsidiary of
PETRO-CANADA
TO PURCHASE ALL OF THE COMMON SHARES
OF
Canada Southern Petroleum Ltd.
FOR U.S. $7.50 CASH FOR EACH COMMON SHARE

Your Board of Directors unanimously recommends that Shareholders
REJECT
the Petro-Canada Offer and NOT TENDER their Common Shares to the Petro-Canada Offer
Notice to United States Securityholders:
The Petro-Canada Offer is in respect of securities of a Canadian issuer, and while the issuer is subject to continuous disclosure requirements in Canada, securityholders should be aware that these requirements are different from those in the United States. The enforcement by United States securityholders of civil liabilities under United States federal securities laws, may be adversely affected by the fact that the issuer is located in a foreign country and that some of its directors and officers are residents of a foreign country.
May 25, 2006

Canada Southern Petroleum Ltd.	Suite 250, 706 — 7th Avenue S.W.
Calgary, Alberta, Canada T2P 0Z1
Richard C. McGinity
CHAIRMAN
May 25, 2006
Dear Fellow Canada Southern Shareholders:
     On May 15, 2006, Nosara Holdings Ltd., a wholly-owned subsidiary of Petro-Canada, filed documents with the Canadian and U.S. securities regulators relating to its unsolicited offer (the “Petro-Canada Offer”) to purchase all of the outstanding common shares (the “Common Shares”) of Canada Southern Petroleum Ltd. (“Canada Southern”) at a price of U.S.$7.50 in cash per Common Share. Petro-Canada took this action after being advised by representatives of Canada Southern that U.S.$7.50 per Common Share was an inadequate price.
     The board of directors of Canada Southern (the “Board”) has voted unanimously to recommend that shareholders of Canada Southern (“Shareholders”) REJECT the Petro-Canada Offer. We urge that you NOT TENDER your shares into the Petro-Canada Offer.
     The Board believes that the Petro-Canada Offer fails to provide full value and is an attempt by the Petro-Canada to acquire Canada Southern without offering adequate consideration to Canada Southern Shareholders.
Reasons for the Recommendation
     As described in more detail in the accompanying Directors’ Circular, the Board unanimously recommends Shareholders reject the Petro-Canada Offer for the following reasons:
1.	In addition to producing assets in the Yukon and northeastern British Columbia and a substantial cash balance, Canada Southern has significant discovered marketable natural gas resources in the Arctic Islands which are of increasing economic and strategic value and, in the Board’s view, have not been adequately recognized in the Petro-Canada Offer.
2.	Based on available information and its own internal estimates, Canada Southern’s best estimate of its Arctic Islands marketable natural gas interests is approximately 927 bcfe, net to Canada Southern.
3.	The Board believes that Arctic natural gas development will be economically viable. As early as 1980, Petro-Canada and others proposed the Arctic Pilot Project which developed plans to ship Arctic natural gas by LNG tanker to southern markets. This viability was confirmed by a January 2005 Canadian Energy Resource Institute report which favourably assessed several alternative development scenarios for Arctic natural gas.
4.	Based on information available at this time, the Board believes the Petro-Canada Offer fails to adequately compensate Shareholders for the economic and strategic value of Canada Southern’s assets, and in particular its Arctic Islands assets.
5.	Canada Southern’s financial advisor, CIBC World Markets, is actively soliciting competing bids from third parties which may be willing to pay a greater value for Canada Southern and its Arctic Islands assets.

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6.	Petro-Canada has insisted that Canada Southern agree to complete a transaction on Petro-Canada’s abbreviated timetable without disclosing why timing is of such urgency for Petro-Canada. Petro-Canada has publicly stated that it “has no immediate plans for any Arctic development”, but is insisting on urgency in completing this transaction.

7.	The Petro-Canada Offer does not disclose (a) that Petro-Canada is the custodian of the Panarctic Oils Ltd. information that relates to Canada Southern’s Arctic Islands interests, or (b) whether Petro-Canada made use of this information in making the Petro-Canada Offer.

8.	The Board believes that the timing of the Petro-Canada Offer is opportunistic and disadvantageous to Shareholders both for the reasons stated above and because the Petro-Canada Offer took advantage of a recent decrease in the trading price of the Common Shares.

9.	CIBC World Markets has provided a written opinion that, as of the date of such opinion, the consideration offered under the Petro-Canada Offer was inadequate, from a financial point of view, to Shareholders.

10.	The consideration offered under the Petro-Canada Offer represents a discount to the current trading price of the Common Shares.

11.	The Petro-Canada Offer is subject to numerous conditions, many of which are determined in the sole discretion of Petro-Canada.

         The Directors’ Circular explains in detail why the Board has reached this conclusion, and we strongly encourage you to read the Directors’ Circular in its entirety.
Competing Bids
     Although the Board was not considering a sale of Canada Southern prior to receiving Petro-Canada’s expression of interest, it feels compelled, in light of the Petro-Canada Offer to explore other strategic alternatives, including obtaining competing bids, that may provide greater shareholder value.
     Accordingly, Canada Southern and CIBC World Markets are soliciting competing bids that may provide greater shareholder value. Canada Southern has been in contact with a number of third parties which have expressed interest in Canada Southern and has provided certain of these parties with access to a data room containing confidential information regarding Canada Southern.
     The Board cautions Shareholders that tendering into the Petro-Canada Offer before the Board and its advisors have had an opportunity to obtain competing bids may preclude the possibility of financially superior competing offers emerging.
Shareholders Rights Plan
     On May 24, 2006 the Board adopted a limited duration shareholders rights plan (the “Rights Plan”), the purpose of which is to provide more time for Canada Southern to obtain competing bids that may provide greater shareholder value.
     Under Canadian law, the Board will be permitted to utilize the Rights Plan to allow additional time to negotiate with third parties which are considering making competing bids, but the Rights Plan

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cannot be utilized to deny Shareholders the opportunity to tender into any tender offer, including the Petro-Canada Offer.
REJECT the Petro-Canada Offer
     For the above reasons, we urge you to REJECT the Petro-Canada Offer and NOT TENDER your Common Shares. If you have tendered your Common Shares, you can withdraw them. For assistance with withdrawing your Common Shares, you can contact your broker or our information agent, The Proxy Advisory Group, LLC, at the number below. In addition, The Proxy Advisory Group, LLC is available to answer questions about the Petro-Canada Offer. The Proxy Advisory Group LLP can be reached toll-free in North America at 1-866-678-1770.
     On behalf of the Board of Directors of Canada Southern, I would like to thank you for your continued support.
Sincerely,
(Signed) Richard McGinity
Richard C. McGinity
Chairman of the Board of Directors
Canada Southern Petroleum Ltd.

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE INADEQUATE PETRO-CANADA OFFER	vi
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	ix
CURRENCY AND EXCHANGE RATES	x
ABBREVIATIONS	x
CAUTIONARY STATEMENT REGARDING DISCLOSURE OF CERTAIN NATURAL GAS RESERVES AND RESOURCES INFORMATION	x
SUMMARY	xii
DIRECTORS’ CIRCULAR	1
UNANIMOUS RECOMMENDATION OF THE BOARD	1
ANALYSIS AND REASONS FOR THE BOARD’S CONCLUSION AND RECOMMENDATION	1
BACKGROUND TO THE PETRO-CANADA OFFER AND RESPONSE OF CANADA SOUTHERN	10
OPINION OF CANADA SOUTHERN’S FINANCIAL ADVISOR	15
OWNERSHIP OF SECURITIES OF CANADA SOUTHERN	15
TRADING IN SECURITIES OF CANADA SOUTHERN	16
ISSUANCES OF SECURITIES OF CANADA SOUTHERN TO ITS DIRECTORS AND SENIOR OFFICERS	16
INTENTIONS OF DIRECTORS AND SENIOR OFFICERS AND THEIR ASSOCIATES	17
ARRANGEMENTS BETWEEN CANADA SOUTHERN AND ITS DIRECTORS AND SENIOR OFFICERS	17
ARRANGEMENTS BETWEEN PETRO-CANADA OR THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF CANADA SOUTHERN	18
OWNERSHIP OF SECURITIES OF PETRO-CANADA AND THE OFFEROR	19
INTERESTS IN MATERIAL CONTRACTS OF PETRO-CANADA AND THE OFFEROR	19
MATERIAL CHANGES	19
OTHER MATTERS	19
PERSONS RETAINED BY CANADA SOUTHERN IN CONNECTION WITH THE OFFER	19
STATUTORY RIGHTS	20
OTHER INFORMATION	20
DIRECTORS’ APPROVAL	20
CONSENT OF CIBC WORLD MARKETS INC.	21
CERTIFICATE	22
SCHEDULE “A” — GLOSSARY	A-1
SCHEDULE “B” — OPINION OF CIBC WORLD MARKETS INC.	B-1

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QUESTIONS AND ANSWERS ABOUT THE INADEQUATE PETRO-CANADA OFFER
     The information set out below is intended to be a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors’ Circular. All capitalized terms in the following section have the meanings ascribed to such terms elsewhere in this Directors’ Circular, including the Glossary contained in Schedule “A” to the Directors’ Circular.
Should I accept or reject the Petro-Canada Offer?
     Your Board unanimously recommends that Shareholders REJECT the Petro-Canada Offer and NOT TENDER their Common Shares into the Petro-Canada Offer. Members of the Board and senior officers and their respective associates ARE NOT tendering their Common Shares into the Petro-Canada Offer, which the Board views as offering inadequate consideration to Shareholders.
How do I reject the Petro-Canada Offer?
     You do not need to do anything. DO NOT TENDER your Common Shares to the Petro-Canada Offer.
Can I withdraw my Common Shares if I have already tendered?
     YES. You can withdraw your Common Shares: (a) at any time before your Common Shares have been taken up (i.e., acquired) by the Offeror; (b) up until the tenth day following the day the Offeror files and delivers a notice announcing that it has changed or varied the Petro-Canada Offer unless, among other things, prior to filing and delivering such notice the Offeror has taken up your Common Shares or the change in the Petro-Canada Offer consists solely of an increase in the consideration offered and the Petro-Canada Offer is not extended for more than ten days; or, (c) if your Common Shares have not been paid for by the Offeror within three business days after having been taken up by the Offeror.
     If you have already tendered Common Shares to the Petro-Canada Offer and you decide to withdraw these Common Shares from the Petro-Canada Offer, you must allow sufficient time to complete the withdrawal process prior to the expiry of the Petro-Canada Offer. Contact your broker or The Proxy Advisory Group, LLC at 1-866-678-1770.
How do I withdraw my Common Shares if I have already tendered to the Petro-Canada Offer?
     We recommend you contact your broker or The Proxy Advisory Group, LLC at 1-866-678-1770 for information on how to withdraw your Common Shares from the Petro-Canada Offer.
Why does the Board believe that the Petro-Canada Offer should be rejected?
     The Board believes that the Petro-Canada Offer fails to provide full value for the Canada Southern assets and Common Shares and is an attempt by Petro-Canada to acquire Canada Southern without offering adequate consideration to Canada Southern Shareholders. The Board’s reasons are:
1.	In addition to producing assets in the Yukon and northeastern British Columbia and a substantial cash balance, Canada Southern has significant discovered marketable natural gas resources in the Arctic Islands which are of increasing economic and strategic value and, in the Board’s view, have not been adequately recognized in the Petro-Canada Offer.

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2.	Based on available information and its own internal estimates, Canada Southern’s best estimate of its Arctic Islands marketable natural gas interests is approximately 927 bcfe, net to Canada Southern.

3.	The Board believes that Arctic natural gas development will be economically viable. As early as 1980, Petro-Canada and others proposed the Arctic Pilot Project which developed plans to ship Arctic natural gas by LNG tanker to southern markets. This viability was confirmed by a January 2005 Canadian Energy Resource Institute report which favourably assessed several alternative development scenarios for Arctic natural gas.

4.	Based on information available at this time, the Board believes the Petro-Canada Offer fails to adequately compensate Shareholders for the economic and strategic value of Canada Southern’s assets, and in particular its Arctic Islands assets.

5.	Canada Southern’s financial advisor, CIBC World Markets, is actively soliciting competing bids from third parties which may be willing to pay a greater value for Canada Southern and its Arctic Islands assets.

6.	Petro-Canada has insisted that Canada Southern agree to complete a transaction on Petro-Canada’s abbreviated timetable without disclosing why timing is of such urgency for Petro-Canada. Petro-Canada has publicly stated that it “has no immediate plans for any Arctic development”, but is insisting on urgency in completing this transaction.

7.	The Petro-Canada Offer does not disclose (a) that Petro-Canada is the custodian of the Panarctic information that relates to Canada Southern’s Arctic Islands interests, or (b) whether Petro-Canada made use of this information in making the Petro-Canada Offer.

8.	The Board believes that the timing of the Petro-Canada Offer is opportunistic and disadvantageous to Shareholders both for reasons stated above and because the Petro-Canada Offer took advantage of a recent decrease in the trading price of the Common Shares.

9.	CIBC World Markets has provided a written opinion that, as of the date of such opinion, the consideration offered under the Petro-Canada Offer was inadequate, from a financial point of view, to Shareholders.

10.	The consideration offered under the Petro-Canada Offer represents a discount to the current trading price of the Common Shares.

11.	The Petro-Canada Offer is subject to numerous conditions, many of which are determined in the sole discretion of Petro-Canada.
     A more detailed explanation of all of the reasons for the unanimous recommendation of the Board is included on pages 1 to 10 in the Directors’ Circular.
What is the Board doing in response to the Petro-Canada Offer?
     Although the Board was not considering a sale of Canada Southern prior to receiving Petro-Canada’s expression of interest, it feels compelled, in light of the Petro-Canada Offer to explore other strategic alternatives, including obtaining competing bids, that may provide greater shareholder value.

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     Accordingly, Canada Southern and CIBC World Markets are actively soliciting competing bids that may provide greater shareholder value. Canada Southern has been in contact with a number of third parties who have expressed interest in Canada Southern and has provided certain of these parties with access to a data room containing confidential information regarding Canada Southern.
     On May 24, 2006 the Board of Directors adopted a limited duration Rights Plan, the purpose of which is to provide more time for Canada Southern to obtain competing bids that may provide greater shareholder value. Under Canadian law, the Board will be permitted to utilize the Rights Plan to allow additional time to negotiate with third parties which are considering making competing bids, but the Rights Plan cannot be utilized to deny Shareholders the opportunity to tender into any tender offer, including the Petro-Canada Offer.
     The Board has also implemented a retention bonus program to ensure that its ability to achieve the best outcome for Shareholders would not be impaired by the loss of its senior officers and other key employees and consultants during the period of extreme uncertainty caused by the Petro-Canada Offer.
My broker advised me to tender my Common Shares. Should I?
     NO. The Board has unanimously recommended that Shareholders REJECT the Petro-Canada Offer and NOT TENDER their Common Shares to the Petro-Canada Offer.
Who do I ask if I have more questions?
     Your Board recommends that you read the information contained in this Directors’ Circular. You should contact The Proxy Advisory Group, LLC, the Information Agent retained by Canada Southern, with any questions or requests for assistance you might have.
TELEPHONE NUMBER FOR THE PROXY ADVISORY GROUP, LLC:
     North American Toll-Free Number: 1-866-678-1770

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS
     This Directors’ Circular contains, among other things, the unanimous recommendation of the Board of Directors of Canada Southern that Shareholders reject the Petro-Canada Offer and not tender their Common Shares to the Petro-Canada Offer. This Directors’ Circular, including the discussion of the reasons for the Board’s recommendation, contains forward-looking statements that were based on expectations, estimates and projections as of the date of this Directors’ Circular. Such forward looking-statements can be found in, among other sections, “Analysis and Reasons for the Board’s Conclusion and Recommendation” and “Background to the Petro-Canada Offer and Response of Canada Southern”. Generally these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Any forward-looking statement is subject to known and unknown risks, uncertainties and other factors which may cause actual results and developments to materially differ from those expressed by, or implied by the forward-looking statements in this Directors’ Circular.
     Examples of forward-looking statements in this Directors’ Circular include statements relating to: future prices of oil and natural gas; estimates of natural gas reserves and resources and future production; estimated amounts and timing of capital expenditures; future development of Canada Southern’s assets (including its Arctic Islands discovered natural gas resources); future Arctic natural gas and LNG development and projects; exchange rates; and the prospect of a superior or alternative proposal or other strategic alternative to the Petro-Canada Offer emerging. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.
     These forward-looking statements are based on a number of assumptions which may prove to be incorrect including, but not limited to: the fair value of the assets of Canada Southern; the existence of third parties interested in purchasing some or all of Canada Southern’s assets; the accuracy of Canada Southern’s reserves and resources estimates; the ability to develop Canada Southern’s Arctic Islands reserves or resources; the continued operation and performance of Canada Southern’s conventional natural gas and oil properties in accordance with their current and anticipated levels of operation and performance; and what the prices of oil and natural gas and the costs of production will be in the future. In addition to being subject to a number of assumptions, forward-looking statements in this Directors’ Circular are subject to a number of risks, including, but not limited to, risks identified in the filings by Canada Southern with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities, including Canada Southern’s Form 40-F and Annual Information Form, respectively, and risks of the following nature: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which Canada Southern has interests, particularly its Arctic Islands discovered natural gas resource and the Kotaneelee field; shifts in market demands; risks inherent in Canada Southern’s marketing operations; industry overcapacity; the strength of the Canadian and U.S. economies in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves and resources estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and

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regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.
     This list of factors that may affect the forward-looking statements contained in this Directors’ Circular is not exhaustive and there can be no assurance that any such forward-looking statements will be accurate. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Canada Southern does not undertake to update any forward-looking statements that are contained in this Directors’ Circular, except in accordance with applicable securities laws.
     Canada Southern and CIBC World Markets commenced the process of providing information to third parties in order to solicit competing bids. There can be no assurance that a competing bid at a higher price than the Petro-Canada Offer will be made.
CURRENCY AND EXCHANGE RATES
     All references in this Directors’ Circular to “$” or “dollar” are to Canadian dollars, unless otherwise indicated. On May 24, 2006, the exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon buying rate of the Bank of Canada was Cdn.$1.00 = U.S.$0.8906, and the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate of the Bank of Canada was U.S.$1.00 = Cdn.$1.1229.
ABBREVIATIONS
     The following abbreviations are used in this Director’s Circular to represent the following terms:

“bbls”	means barrels;
“bcf”	means billion cubic feet;
“bcfe(1)	means one billion cubic feet equivalent, with oil or natural gas liquids converted at 167,000 barrels per billion cubic feet equivalent (167,000:1) unless otherwise stated;
“boe”	means one barrel of oil equivalent, with natural gas converted at 6 mcf per one barrel of oil equivalent (6:1), unless otherwise stated;
“mbbls”	means thousand barrels;
“mcf”	means thousand cubic feet;
“mmcf”	means million cubic feet;
“mmcf/d”	means million cubic feet per day; and
“tcf”	means trillion cubic feet.
Note:
(1)	The terms “bcfe” and “boe” may be misleading, particularly if used in isolation. Both a bcfe conversion of 167,000 bbls:1 bcfe and a boe conversion of 6 mcf:1 boe are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.
CAUTIONARY STATEMENT REGARDING DISCLOSURE OF CERTAIN NATURAL
GAS RESERVES AND RESOURCES INFORMATION
     This Directors’ Circular includes certain estimates of natural gas resources and reserves in the Canadian Arctic contained in historical third party reports as well as Canada Southern’s estimates of the quantities of Canada Southern’s discovered marketable natural gas attributed to its Arctic Islands interests. This information has not been evaluated or prepared in accordance with applicable Canadian

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or U.S. oil and gas disclosure regulations and requirements (including NI 51-101) and readers are cautioned not to unduly rely on such information as such estimates may not be comparable to estimates of oil and natural gas contingent resources or reserves made in accordance with Canadian or U.S. oil and gas disclosure regulations and requirements. However, in order to provide an informed response to Shareholders in respect of the Petro-Canada Offer, the Board of Canada Southern has provided this information and analysis to Shareholders as it was an important factor in the overall analysis undertaken by the Board in response to the Petro-Canada Offer. For additional information as to these estimates and analyses, see “Analysis and Reasons for the Board’s Conclusion and Recommendation”.
     The United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves that an issuer has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves (each as defined in NI 51-101). Probable reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. In this Directors’ Circular, Canada Southern has disclosed reserves designated as “proved plus probable reserves”, and U.S. readers are cautioned that “proved plus probable reserves” are not comparable to the “proved reserves” reported by U.S. issuers.

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SUMMARY
     The information set out below is intended to be a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors’ Circular. All capitalized terms in this Summary have the meanings ascribed to such terms elsewhere in this Directors’ Circular, including the Glossary contained in Schedule “A” to the Directors’ Circular.

The Petro-Canada Offer:	Nosara Holdings Ltd., a wholly-owned subsidiary of Petro-Canada, has offered to purchase all of the outstanding Common Shares of Canada Southern for a consideration of U.S.$7.50 in cash.

Unanimous Recommendation of the Board of Directors:	The Board unanimously recommends that Shareholders REJECT the Petro-Canada Offer and NOT TENDER their Common Shares to the Petro-Canada Offer.

Reasons for Rejection:	Board believes that the Petro-Canada Offer fails to provide full value for Canada Southern and is an attempt by the Offeror to acquire Canada Southern without offering adequate consideration to Shareholders.

The Board has carefully reviewed and considered the Petro-Canada Offer, with the benefit of advice from its financial and legal advisors. The Board unanimously recommends to Shareholders that they REJECT the Petro-Canada Offer and NOT TENDER their Common Shares to the Petro-Canada Offer. The Board’s reasons are:

	1.	In addition to producing assets in the Yukon and northeastern British Columbia and a substantial cash balance, Canada Southern has significant discovered marketable natural gas resources in the Arctic Islands which are of increasing economic and strategic value and, in the Board’s view, have not been adequately recognized in the Petro-Canada Offer.

	2.	Based on available information and its own internal estimates, Canada Southern’s best estimate of its Arctic Islands marketable natural gas interests is approximately 927 bcfe, net to Canada Southern.

	3.	The Board believes that Arctic natural gas development will be economically viable. As early as 1980, Petro-Canada and others proposed the Arctic Pilot Project which developed plans to ship Arctic natural gas by LNG tanker to southern markets. This viability was confirmed by a January 2005 Canadian Energy Resource Institute report which favourably assessed several alternative development scenarios for Arctic natural gas.

	4.	Based on information available at this time, the Board believes the Petro-Canada Offer fails to adequately compensate Shareholders for the economic and strategic value of Canada

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Southern’s assets, and in particular its Arctic Islands assets.

	5.	Canada Southern’s financial advisor, CIBC World Markets, is actively soliciting competing bids from third parties which may be willing to pay a greater value for Canada Southern and its Arctic Islands assets.

	6.	Petro-Canada has insisted that Canada Southern agree to complete a transaction on Petro-Canada’s abbreviated timetable without disclosing why timing is of such urgency for Petro-Canada. Petro-Canada has publicly stated that it “has no immediate plans for any Arctic development”, but is insisting on urgency in completing this transaction.

	7.	The Petro-Canada Offer does not disclose that (a) Petro-Canada is the custodian of the Panarctic information that relates to Canada Southern’s Arctic Islands interests, or (b) whether Petro-Canada made use of this information in making the Petro-Canada Offer.

	8.	The Board believes that the timing of the Petro-Canada Offer is opportunistic and disadvantageous to Shareholders both for the reasons stated above and because the Petro-Canada Offer took advantage of a recent decrease in the trading price of the Common Shares.

	9.	CIBC World Markets has provided a written opinion that, as of the date of such opinion, the consideration offered under the Petro-Canada Offer was inadequate, from a financial point of view, to Shareholders.

	10.	The consideration offered under the Petro-Canada Offer represents a discount to the current trading price of the Common Shares.

	11.	The Petro-Canada Offer is subject to numerous conditions, many of which are determined in the sole discretion of Petro-Canada.

Competing Bids:	Although the Board was not considering a sale of Canada Southern prior to receiving Petro-Canada’s expression of interest, it feels compelled, in light of the Petro-Canada Offer, to explore other strategic alternatives, including obtaining competing bids, that may provide greater shareholder value.

Accordingly, the Board, together with Canada Southern’s management and financial and legal advisors, are working to obtain competing bids that may provide greater shareholder value. Canada Southern has been in contact with a number of third parties which have expressed an interest in Canada Southern. Canada Southern has established a data room for the purpose of providing confidential

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information to third parties. Prior to gaining access to the data room, third parties have been required to enter into confidentiality agreements with Canada Southern.

While it is impossible to predict whether any transactions will emerge from these efforts and discussions, due to the strategic value of Canada Southern’s assets, the Board believes that Canada Southern and its assets are potentially very attractive to other parties in addition to the Offeror.

Intention of Directors and Senior Officers and their Associates:	The Board has made reasonable enquiries and, to Canada Southern’s knowledge, none of its directors or senior officers or their respective associates currently intend to accept the Petro-Canada Offer or sell or tender for purchase pursuant to the Petro-Canada Offer any Common Shares owned of record or beneficially owned.

Shareholders Rights Plan:	On May 24, 2006 the Board adopted a limited duration Rights Plan, the purpose of which is to provide more time for Canada Southern to obtain competing bids that may provide greater shareholder value.

Under applicable Canadian law, the Board will be permitted to utilize the Rights Plan to allow additional time to negotiate with third parties which are considering making competing bids, but the Rights Plan cannot be utilized to deny Shareholders the opportunity to tender into any tender offer, including the Petro-Canada Offer.

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DIRECTORS’ CIRCULAR
     This Directors’ Circular is issued by the board of directors (the “Board”) of Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) in connection with the offer (the “Petro-Canada Offer”) dated May 15, 2006 by Nosara Holdings Ltd. (the “Offeror”), a wholly-owned subsidiary of Petro-Canada (“Petro-Canada”), to purchase all of the outstanding common shares (the “Common Shares”) of the Corporation for consideration of U.S.$7.50 per Common Share, in cash, upon the terms and conditions set forth in the Petro-Canada Offer and the accompanying take-over bid circular (the “Petro-Canada Circular”). The Petro-Canada Offer is currently scheduled to expire at 7:00 p.m. (Mountain Daylight Time) on June 20, 2006, unless extended or withdrawn.
     Capitalized terms appearing in this Directors’ Circular have the meaning ascribed to such terms in the Glossary contained in Schedule “A” to this Directors’ Circular.
     Information herein relating to the Offeror, Petro-Canada and the Petro-Canada Offer has been derived from the Petro-Canada Circular. The Board does not assume any responsibility for the accuracy or completeness of such information.
     To the knowledge of the directors and senior officers of Canada Southern, no person or company holds more than 10 percent of any class of equity securities of Canada Southern. No person is acting jointly or in concert with Canada Southern in connection with the Petro-Canada Offer.
UNANIMOUS RECOMMENDATION OF THE BOARD

     The Board believes that the Petro-Canada Offer fails to provide full value for the Canada Southern assets and Common Shares and is an attempt by the Offeror to acquire Canada Southern without offering adequate consideration to Canada Southern Shareholders. The Board unanimously recommends that Shareholders REJECT the Petro-Canada Offer and NOT TENDER their Common Shares into the Petro-Canada Offer.
ANALYSIS AND REASONS FOR THE BOARD’S
CONCLUSION AND RECOMMENDATION
     The Board has carefully reviewed and considered the Petro-Canada Offer, with the benefit of advice from its financial and legal advisors. The following are the reasons for the unanimous recommendation of the Board to Shareholders that they REJECT the Petro-Canada Offer and NOT TENDER their Common Shares into the Petro-Canada Offer.
1.	In addition to producing assets in the Yukon and northeastern British Columbia and a substantial cash balance, Canada Southern has significant discovered marketable natural gas resources in the Arctic Islands which are of increasing economic and strategic value and, in the Board’s view, have not been adequately recognized in the Petro-Canada Offer.
     Canada Southern’s principal producing asset is a 30.67% working interest in Kotaneelee gas field in the Yukon Territory and it is developing areas in northeastern British Columbia, primarily at Buick Creek and Mike/Hazel. Canada Southern’s current daily production is approximately 1,191 boe per day, consisting primarily of natural gas.

     GLJ Petroleum Consultants Ltd. (“GLJ”), independent petroleum consultants, reported that as at December 31, 2005, Canada Southern’s proved plus probable reserves consisted of 3.9 mbbls of light and medium crude oil, 10,586 mmcf of natural gas and 85 mbbls of natural gas liquids, net to Canada Southern and calculated on a constant price and cost basis. As of that date, GLJ estimated the net present value of future net revenue of Canada Southern’s proved plus probable reserves to be $53.3 million, based on constant prices and costs, calculated on a before tax basis and discounted at a 10% discount rate. This does not include the value of approximately 82,500 net acres of undeveloped land or significant seismic data owned by Canada Southern. In particular, Canada Southern owns a significant net acreage position in the Arctic Islands, which Canada Southern believes has significant economic and strategic long term value, as discussed in additional detail below.
     As at March 31, 2006 Canada Southern held $23.9 million in cash and cash equivalents and had no debt.
2.	Based on available information and its own internal estimates, Canada Southern’s best estimate of its Arctic Islands marketable natural gas is approximately 927 bcfe, net to Canada Southern.
     Canada Southern’s best estimate of the size of its discovered marketable natural gas resource in the Arctic Islands is approximately 927 bcfe, net to Canada Southern.
     Canada Southern’s estimate of its Arctic Islands marketable natural gas resource is based on third-party studies, internal company analyses of its own information including Canada Southern’s known working or carried interest in each significant discovery license and what management believes are reasonable assumptions with respect to the resources related to each license, and information that it has so far obtained from Petro-Canada and from the National Energy Board of Canada.
     Under current Canadian and U.S. disclosure regulations, Canada Southern is prohibited from disclosing as proved or probable reserves those resources for which, among other reasons, transportation to market is not currently available. For this reason, Canada Southern’s large Arctic Islands discovered natural gas resource has not been previously disclosed as part of its NI 51-101 reported reserves. See “Cautionary Statement Regarding Disclosure of Certain Natural Gas Reserves and Resources Information”.
3.	The Board believes that Arctic natural gas development will be economically viable. As early as 1980, Petro-Canada and others proposed the Arctic Pilot Project which developed plans to ship Arctic natural gas by LNG tanker to southern markets. This viability was confirmed by a January 2005 Canadian Energy Resource Institute report which favourably assessed several alternative development scenarios for Arctic natural gas.
     Canada Southern believes that Arctic natural gas development will be economically viable and increasingly attractive as a significant source of North American natural gas supply in a stable political jurisdiction. Under prevailing North American natural gas supply and demand forecasts, Canada Southern believes there is a clear need for incremental natural gas supply and the frontier regions, including the Mackenzie Delta, Beaufort Sea, Alaska and the Arctic, are increasingly strategic sources of such supply.

     While any development of the discovered natural gas resources in the Arctic Islands would be a multi-billion dollar project, Canada Southern holds significant carried interests pursuant to which Canada Southern would in effect be able to fund its share of development expenses from its share of future production without expending up-front capital.
     There are no currently announced development plans for Arctic Islands natural gas resources. Petro-Canada is the major owner of interests in the Arctic Islands area. Petro-Canada has not announced any development plans or proposals for this area, and the Petro-Canada Offer states that “Petro-Canada has no immediate plans for any Arctic development”.
     In 1980 Petro-Canada was one of four sponsors of the Arctic Pilot Project which applied to the Canadian National Energy Board for a license to export natural gas to be produced in the Arctic Islands, shipped by LNG tanker to Gros Cacouna, Québec and exported to the United States. While the Arctic Pilot Project did not proceed at that time, the project included a detailed analysis and plans for natural gas supply and markets, required facilities, economics and environmental aspects relating to a development plan. Petro-Canada is a participant in a current application being made to the Canadian National Energy Board to seek approval to import LNG into Canada through a terminal to be located at Gros Cacouna, Québec, as described in more detail below.
     In January 2005 the Canadian Energy Research Institute (“CERI”) published a report commissioned by the Department of Indian and Northern Affairs Canada reviewing the economic feasibility of producing and delivering natural gas from the Arctic Islands, assuming 1.0 bcf per day production starting either in 2014 or 2019. The CERI study was not a resource assessment or engineering evaluation but assumed the resources as estimated by prior third-party studies. Capital and operating costs were provided by or derived from studies conducted by various energy entities, including Petro-Canada. The study assessed the economic viability of four possible development schemes, including shipping LNG by tanker to the Atlantic Canadian provinces. Based on what it believed were reasonable estimates of development and operating costs and independently estimated forecast natural gas prices, CERI concluded that on several of the price forecasts the development of Arctic Islands discovered natural gas would generate a positive current net present value and thus are economically viable.
     Subsequent to the CERI study, third parties including Petro-Canada have continued to develop plans to deliver LNG to North American markets. Currently there are five LNG re-gasification facilities proposed in eastern Canada with expected start-up dates beginning in 2008. Each of these proposed facilities would be capable of supplying natural gas to U.S. markets.
     Petro-Canada is a partner in one of these five facilities, the Gros Cacouna, Québec LNG re-gasification facility on the St. Lawrence River. Petro-Canada is committed to supply LNG to this facility. The process of obtaining the required permits for Gros Cacouna is under way and is expected to be complete in late 2006. Facility start-up is expected in 2009.
     The Gros Cacouna facility, like all the other LNG re-gasification projects proposed for eastern Canada, is proposed to be supplied with LNG produced in non-North American sources such as Russia, West Africa and Trinidad. Given the political and other uncertainties associated with these anticipated sources of supply, Canada Southern believes that North American LNG buyers and suppliers will consider development of Arctic Islands natural gas resources as a long term secure source of LNG for their facilities.

4.	Based on information available at this time, the Board believes the Petro-Canada Offer fails to adequately compensate Shareholders for the economic and strategic value of Canada Southern’s assets, and in particular its Arctic Islands assets.

Canada Southern’s Arctic Islands Interests
     Canada Southern was one of the first companies to acquire oil and gas interests in the Arctic, commencing in 1960. From the late 1960s through 1985, the Arctic Islands were explored and, in the Sverdrup Basin area where Canada Southern’s interests are concentrated, various industry participants drilled over 150 wells.
     These exploration activities were lead by Panarctic, which was owned in part by the Government of Canada and was the operator of each of the areas in which Canada Southern has an interest. Petro-Canada is the successor to the Government of Canada’s interest in Panarctic and the custodian of Panarctic’s records, including its records relating to the areas in which Canada Southern has an interest.
     Canada Southern has a carried or working interest in seven of the 16 significant discovery licenses which have been registered with the Canadian National Energy Board, including interests in the three largest discoveries in the Drake Point, Hecla and Whitefish areas. Canada Southern’s carried and working interests in the Arctic cover more than 178,000 gross acres (39,000 net acres). Approximately 81% of Canada Southern’s Arctic Islands discovered natural gas is estimated to be in the Hecla and Drake Point fields, which Canada Southern believes will be the first fields to be developed in the Arctic Islands.
     In addition, the significant seismic database relating to the Arctic Islands to which Canada Southern is entitled from Petro-Canada, as successor to Panarctic, could be used to further explore the Sverdrup Basin area where additional, yet-undiscovered natural gas reserves are potentially contained.
     The table below sets out Canada Southern’s Arctic Islands land holdings as at March 31, 2006.
Canada Southern’s Arctic Islands land holdings as at March 31, 2006

	Approximate Acreage		Canada Southern Ownership
	Gross	Net[1]	Working Interest	Carried Interest
Bent Horn	4,590	230	—	5%
Drake Point	9,112	568	6.23%	—
Drake Point	757	227	—	30%
Hecla	114,135	34,241	—	30%
Kristoffer Bay	2,638	132	—	5%
Roche	1,495	45	3.00%	—
Romulus	6,095	914	—	15%
Whitefish	2,163	137	6.30%	—
Whitefish	32,330	1,066	3.30%	—
Whitefish	5,045	1,514	—	30%

Total	178,360	39,074

Note:

(1)	For purposes of the preceding table, net carried interest acres were determined on an “after conversion to working interest” basis as until payout is reached Canada Southern is not entitled to any cash flows from the property.

Third Party Studies of Arctic Islands Discovered Natural Gas Resources
     Canada Southern is aware of ten resource studies that were completed with respect to the Arctic Islands between 1975 and 2001. Each of these studies was prepared by third parties unrelated to Canada Southern. The following is a summary of these resource studies, with additional information in the footnotes below.
Summary of Studies of Arctic Island Discovered Resources By Field

	Ultimate Recoverable Raw Natural Gas (tcf)
Study	1	2	3	4	5	6	7	8	9	10
Melville Island
Drake Point	6.0	5.5	8.8	3.5	3.5	5.1	3.0	5.4	4.4	—
Hecla	3.9	3.5		3.0	3.0	3.6	3.7	3.7	3.5	—

N. Ellef Ringnes Island
Kristoffer	2.1	1.0	3.9	—	1.0	—	—	1.1	2.0	—
Thor	—	1.5		—	0.4	—	—	0.7	0.5	—

S. Ellef Ringnes Island
King Christian	0.6	1.0	3.0	0.6	0.6	—	0.9	0.6	0.9	—
Jackson Bay	—	1.0		—	1.0	—	—	1.1	1.4	—

Lougheed Island Offshore	—	—	—	—	—	—	—	—	—	—
Whitefish	—	—	—	—	2.0	—	—	2.7	2.4	—

Other	0.4	1.5	2.3	—	2.8	8.0	0.4	2.6	2.7	—

Total Discovered	13.0	15.0	18.0	7.1	14.3	16.7	8.0	17.9	17.8	19.8
Sources and Notes:
1. Panarctic Annual Report 1975
2. J.H.S. Smith and J.H.N. Wennekers, 1977
3. Polar Gas Presentation, 1985. The applicable regions have been combined.
4. Geological Survey of Canada, 1993
5. Indian and Northern Affairs Canada, 1995
6. Canadian GeoProject Centre, 1997
7. Third party report
8. U.S. Geological Survey Circum-Pacific, Drummond, 2000
9. Geological Survey of Canada, 2000
10. Canadian GeoProject Centre, 2001. Only an aggregate total was presented, with no volumes attributed to specific regions.
5.	Canada Southern’s financial advisor, CIBC World Markets, is actively soliciting competing bids from third parties which may be willing to pay a greater value for Canada Southern and its Arctic Islands assets.
     Although the Board was not considering a sale of Canada Southern prior to receiving Petro-Canada’s expression of interest, it feels compelled, in light of the Petro-Canada Offer, to explore other strategic alternatives, including obtaining competing bids, that may provide greater shareholder value.
     Since May 11, 2006, the date that Petro-Canada announced its intention to make the Petro-Canada Offer, the Board, together with Canada Southern’s management and financial and legal advisors, have been working to solicit competing bids that may offer greater shareholder value. Canada Southern has been in contact with a number of third parties who have expressed interest in Canada Southern. Canada Southern has established a data room for the purpose of providing confidential information to third parties. Prior to gaining access to the data room, third parties have been required to enter into confidentiality agreements with Canada Southern.
     While it is impossible to predict whether any transaction will emerge from these efforts and discussions, due to the strategic value of Canada Southern’s assets the Board believes that Canada Southern and its assets are potentially very attractive to other parties in addition to Petro-Canada.
     Tendering Common Shares into the Petro-Canada Offer before the Board and its advisors have had an opportunity to fully explore all available alternatives to the Petro-Canada Offer may preclude the possibility of a financially superior alternative transactions emerging.
6.	Petro-Canada has insisted that Canada Southern agree to complete a transaction on Petro-Canada’s abbreviated timetable without disclosing why timing is of such urgency for Petro-Canada. Petro-Canada has publicly stated that it “has no immediate plans for any Arctic development”, but is insisting on urgency in completing this transaction.
     Petro-Canada has insisted on an accelerated timetable with artificially short deadlines for negotiating with Canada Southern and making the Petro-Canada Offer without explaining the reason for Petro-Canada’s urgency. The Petro-Canada Offer does not disclose the reasons for Petro-Canada’s urgent timing requirements.
     The Petro-Canada Offer states that “Petro-Canada has no immediate plans for Arctic development”. Canada Southern believes that Shareholders should consider why they are being asked to act on such an urgent basis while Petro-Canada is stating that it has no immediate plans for development and should consider whether in the future Petro-Canada or other potential bidders may be willing to pay a higher price for long term strategic assets such as Canada Southern’s Arctic Islands interests.
7.	The Petro-Canada Offer does not disclose (a) that Petro-Canada is the custodian of the Panarctic information that relates to Canada Southern’s Arctic Islands interests, or (b) whether Petro-Canada made use of this information in making the Petro-Canada Offer.
     The Panarctic records of which Petro-Canada has had custody since 2000 include legal, geological, seismic and other information with respect to Canada Southern’s Arctic Islands interests. Petro-Canada has been aware of Canada Southern’s interest in obtaining access to this information since January 2006. The Petro-Canada Offer does not disclose that Petro-Canada is the custodian of and has access to information regarding Canada Southern’s interest in the Arctic Islands, nor does it disclose whether Petro-Canada utilized any of this information in determining whether to make the Petro-Canada Offer, its timing or the consideration offered.
     The Board believes that Petro-Canada should have disclosed these matters in order to permit the Shareholders of Canada Southern to make a better informed decision with respect to the Petro-Canada Offer.

8.	The Board believes that the timing of the Petro-Canada Offer is opportunistic and disadvantageous to Shareholders both for the reasons stated above and because the Petro-Canada Offer took advantage of a recent decrease in the trading price of the Common Shares.
     In addition to the reasons and timing considerations discussed above, the timing of the Petro-Canada Offer takes advantage of a recent period when Canada Southern’s Common Shares have traded at recent historical lows. Prior to the announcement of the Petro-Canada Offer, the Common Shares were trading at their lowest level since September 24, 2004. Prior to announcement of the Petro-Canada Offer, the Common Shares traded above the offer price as recently as December 16, 2005.
     The timing of the Petro-Canada Offer coincides with the recent significant decrease in natural gas prices in North America in 2006 which has caused a corresponding significant decrease in the share prices of natural gas-weighted producers, such as Canada Southern, during that period. The Board does not believe that the trading price of the Common Shares in the recent period prior to the announcement of the Petro-Canada Offer reflects the long-term outlook for natural gas prices and companies such as Canada Southern that are primarily natural gas producers or have primarily natural gas related reserves and assets.
9.	CIBC World Markets has provided a written opinion that, as of the date of such opinion, the consideration offered under the Petro-Canada Offer was inadequate, from a financial point of view, to Shareholders.
     The Board has received a written opinion, dated May 23, 2006, from its financial advisor, CIBC World Markets, to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications stated in the opinion, the consideration offered by the Offeror under the Petro-Canada Offer is inadequate, from a financial point of view, to Shareholders. A copy of the opinion of CIBC World Markets is attached to this Directors’ Circular as Schedule “B”.
     The Board recommends that you read the opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinion of CIBC World Markets does not constitute a recommendation to Shareholders as to whether they should tender their Common Shares into the Petro-Canada Offer.
10.	The consideration offered under the Petro-Canada Offer represents a discount to the current trading price of the Common Shares.
     Since the announcement of Petro-Canada’s intention to make the Petro-Canada Offer on May 11, 2006, the Common Shares have traded above the price offered in the Petro-Canada Offer. Between the date of such announcement and May 24, 2006, over 3,000,000 Common Shares have traded on NASDAQ in a range from U.S.$7.50 to U.S.$8.80 per Common Share, and over 400,000 Common Shares have traded on the TSX in a range from $8.40 to $9.75.
     The closing price of the Common Shares on May 24, 2006 was U.S.$8.26 on NASDAQ and $9.20 on the TSX. As of that date, the price offered under the Petro-Canada Offer represented a 9.2% discount to the closing price on NASDAQ.

     The Board believes that the performance of the Common Shares during this period is a strong indicator that the market believes that the Petro-Canada Offer undervalues the Common Shares and that U.S.$7.50 is not reflective of the full value of a Common Share. However, absent the presence of the Petro-Canada Offer, the Board and Canada Southern cannot assure Shareholders that the trading price of the Common Shares will continue to trade at levels above the Petro-Canada Offer price or that the trading price of the Common Shares will not return to the levels experienced prior to announcement of the Petro-Canada Offer.
11.	The Petro-Canada Offer is subject to numerous conditions, many of which are determined in the sole discretion of Petro-Canada.
     The Board has reviewed, with the assistance of its financial and legal advisors, the eleven conditions that the Offeror has placed in the Petro-Canada Offer. The Board is concerned about the fact that the Petro-Canada Offer is subject to numerous conditions, the satisfaction or fulfillment of many of which are determined in the sole discretion of the Offeror, before the Offeror will be obligated to take up any Common Shares deposited under the Petro-Canada Offer.
     The following summarizes the eleven conditions that are included for the exclusive benefit of Petro-Canada:
(a)	at least 66 2/3% of the Common Shares being tendered to the Petro-Canada Offer;

(b)	requisite regulatory approvals, orders and consents having been obtained on terms satisfactory to the Offeror, in its sole discretion;

(c)	no actions, proceedings or objections being threatened or law or regulation proposed which in the Offeror’s sole judgment would restrict the Offeror’s purchases of Common Shares or the Offeror’s ability to complete a compulsory acquisition of any Common Shares not tendered to the Petro-Canada Offer;

(d)	there being no prohibition against the Offeror making the Petro-Canada Offer or acquiring Common Shares under the Petro-Canada Offer or in any subsequent transaction;

(e)	in the Offeror’s sole judgment, Canada Southern having not suffered any material adverse effect or any change or event occurring which would be expected to result in Canada Southern suffering such an effect;

(f)	the Offeror determining in its sole judgment that Canada Southern has not taken or proposed any action which make it inadvisable for the Offeror to proceed with the offer or purchasing Common Shares or that would be materially adverse to the business of Canada Southern;

(g)	the Offeror shall have determined in its sole judgment that there shall not have occurred any change of any nature whatsoever that may have material adverse significance with respect to Canada Southern;

(h)	the Offeror shall have determined in its sole judgment that no covenant or term shall exist in any applicable agreement which might make it inadvisable for the Offeror to acquire Common Shares;

(i)	there shall not have occurred any general suspension of trading, declaration of a banking moratorium, commencement of war, commencement of international or national calamities or any limitation on the extension of credit;

(j)	the Offeror shall have determined in its sole judgment that no material right or license of Canada Southern shall have been impaired as a result of the Petro-Canada Offer or otherwise; and

(k)	the Offeror shall not become aware of any untrue statement or omission in any of Canada Southern’s public disclosure documents.
     The majority of these conditions are not subject to objective criteria or materiality thresholds but rather provide a broad subjective discretion in favour of the Offeror to determine, in its sole judgement, whether certain events have or have not occurred or factors exist which make it inadvisable for the Offeror to proceed with its offer and take up and pay for Common Shares deposited, even if Shareholders are willing to accept the Offer. As a result, the tendering of Common Shares to the Petro-Canada Offer would, under certain circumstances, constitute little more than the grant of an option to Petro-Canada to acquire Common Shares.
Conclusion and Recommendation
     For the reasons outlined above, the Board believes that the Petro-Canada Offer fails to provide full value for the Canada Southern assets and Common Shares and is an attempt by the Offeror to acquire Canada Southern without offering adequate consideration to Canada Southern Shareholders.
     The Board unanimously recommends that holders of Common Shares REJECT the Petro-Canada Offer and NOT TENDER their Common Shares into the Petro-Canada Offer.
     The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive of the factors considered by the Board in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Board in reaching its conclusion and recommendation. The members of the Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Canada Southern, and based upon the advice of the Board’s financial and legal advisors. In view of the numerous factors considered in connection with their evaluation of the Petro-Canada Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusion and unanimous recommendation of the Board was made after considering all of the information and factors involved.
     The Board of Canada Southern considered appointing a special committee comprised solely of the “independent”, or non-management, directors to assist in its assessment of the Petro-Canada Offer and potential competing transactions. The Board determined that a special committee was not needed in these circumstances. The Board did determine that, as is its practice, in any meeting held to consider the Petro-Canada Offer or any competing transaction, Mr. John McDonald, who is a director and the President and Chief Executive Officer of Canada Southern, will be excused for a portion of the meeting in order that the remaining members of the Board, all of whom are independent, can discuss any matters more appropriately discussed in the absence of management. The Board believes that this arrangement will allow the Board to utilize the expertise of Mr. McDonald while ensuring that the Board decision making is free from any conflict of interest.
BACKGROUND TO THE PETRO-CANADA OFFER
AND RESPONSE OF CANADA SOUTHERN
Origin of Canada Southern’s Arctic Islands Interests
     Canada Southern was one of the first Canadian oil and gas companies to take an interest in the possibility of oil and gas production in northern Canada and the Arctic Islands. In 1960 Canada Southern began acquiring interests in northern lands, including rights to explore for oil and gas in the Sverdrup Basin area of the Canadian Arctic. In 1966 Canada Southern entered into farm-in and operating arrangements with Panarctic, an entity partially owned by the Canadian federal government and organized for the purpose of exploring for oil and natural gas in the Arctic.
     Pursuant to these arrangements, tens of millions of dollars were expended by third parties over several years to explore Canada Southern’s Arctic Islands lands thereby earning a working interest in them, while Canada Southern retained its own working or carried interests. Panarctic and others discovered large quantities of natural gas, natural gas liquids and oil on Canada Southern lands and in areas adjoining Canada Southern lands.
     Panarctic commenced commercial oil production from the Bent Horn field in the Arctic in 1985, and shipped approximately 2.7 million bbls of crude oil to southern markets by tanker before ceasing oil shipments in 1996 due to low crude oil prices.
     Arctic Islands natural gas was not commercially developed at that time. Extensive work was done, however, to estimate how much natural gas could be available in the Arctic Islands. Professional third party estimates of the discovered natural gas in the Arctic Islands ranged from 7.1 tcf to 19.8 tcf. See Reason #4 under “Analysis and Reasons for the Board’s Conclusion and Recommendation”.
     In 1975 Petro-Canada acquired the Government of Canada’s ownership interest in Panarctic and, upon the dissolution of Panarctic in 2000, Petro-Canada became the custodian of the Panarctic records. These records include legal, geological, seismic and other information regarding the exploration of the Arctic Islands. These records also document the landholdings of all participants in the Arctic Islands, including Canada Southern. As custodian, Petro-Canada is obligated to provide access to these records to the participants in the Arctic Islands, including Canada Southern.
Assessment of the Arctic Islands Interests
     In November 2005 Canada Southern commenced an assessment of its Arctic Islands interests. This assessment was intended to verify Canada Southern’s working and carried interests and develop an independent estimate of the resources attributable to its Arctic Islands interests in accordance with current Canadian reserve and resource disclosure requirements.
     In mid-November 2005 Canada Southern learned that Petro-Canada was the custodian of the Panarctic records and information and in January 2006 contacted the administrator at Petro-Canada responsible for custody of the records to discuss Canada Southern obtaining access to the records and information to which it was entitled.

     By letter dated January 11, 2006 Canada Southern requested that Petro-Canada confirm its custodial role for the Panarctic information and provide Canada Southern with certain information from the Panarctic records. On March 6, 2006, Petro-Canada responded and advised Canada Southern that as custodian of the Panarctic records it had only “agreed to maintain certain data and title documents relating to a number of interests in the Arctic Islands” and that “There is no requirement, however, for any positive action or additional obligation on Petro-Canada”. Further Petro-Canada indicated that, in response to requests for technical data by Canada Southern and another owner, it was in the process of transcribing older seismic tapes and style disks to more accessible electronic media. Petro-Canada further indicated that other technical data to which Canada Southern requested was not readily available and that Canada Southern should contact the National Energy Board directly.
     In a letter dated April 18, 2006 Petro-Canada advised Canada Southern that certain basic seismic data would not be available for approximately two or three months. Canada Southern has not received any of this data to date.
     Given the delay in Canada Southern obtaining access to the relevant Panarctic information, Canada Southern has not been able to develop or disclose a more current independent resources estimate for its Arctic Islands interests.
Expression of Interest from Petro-Canada
     On March 24, 2006, less than three weeks after Petro-Canada’s response to Canada Southern’s request to gain access to the Panarctic information, a representative of Petro-Canada’s financial advisor contacted Mr. John McDonald, the President and Chief Executive Officer of Canada Southern, to request a meeting between Canada Southern and Petro-Canada.
     On March 29, 2006 Ms. Kathy Sendall, the Senior Vice President, North American Natural Gas of Petro-Canada, and representatives of its financial advisor met with Mr. McDonald and Mr. Randy Denecky, the Vice President, Finance and Chief Financial Officer of Canada Southern, and delivered in writing an expression of interest in acquiring Canada Southern at a price of U.S.$7.50 per share. Accompanying Petro-Canada’s expression of interest was an exclusivity agreement that it requested Canada Southern to execute, as well as a confidentiality agreement giving Petro-Canada access to all confidential information of Canada Southern.
     On March 30, 2006 the Board of Canada Southern met to receive the report of management with respect to the meeting with Petro-Canada and to review the Petro-Canada expression of interest. The Board determined that it would be appropriate to discuss the expression of interest further with Petro-Canada and to engage a financial advisor to assist in those discussions. Shortly thereafter, Canada Southern retained CIBC World Markets as its financial advisor.
     On April 13, 2006 Mr. McDonald and Mr. Donald Foulkes, a director of Canada Southern, and representatives of CIBC World Markets met with Ms. Sendall and a representative of Petro-Canada’s financial advisor with respect to Petro-Canada’s expression of interest. At the meeting, representatives of Canada Southern advised Petro-Canada that Canada Southern would need additional time to access the Panarctic information in Petro-Canada’s custody which related to Canada Southern’s Arctic Islands interests and evaluate the information for purposes of assessing the amount of natural gas resources attributable to Canada Southern’s Arctic Islands interests. The representatives of Petro-Canada indicated that the time required for such a review was not feasible within a time period acceptable to Petro-Canada, but refused to provide reasons for Petro-Canada’s urgency.

     Prior to receiving Petro-Canada’s expression of interest, the Board was not contemplating a possible sale of Canada Southern and had received no other third-party solicitations with respect to being acquired. Between the time of Petro-Canada’s expression of interest and the announcement on May 11, 2006 of Petro-Canada’s interest to make a tender offer, Canada Southern did not contact or discuss Petro-Canada’s expression of interest with other potential acquirers. Following the announcement of Petro-Canada’s tender offer, as described below, Canada Southern and CIBC World Markets have been in active discussions with other potential purchasers of Canada Southern.
Petro-Canada Ultimatums
     On April 21, 2006 Petro-Canada delivered a letter to Canada Southern declaring that “We are not prepared to proceed with a negotiated transaction that is not aligned with Petro-Canada’s timing goals” and demanding “written confirmation that your Board of Directors is supportive of negotiating with us on an exclusive basis to achieve a mutually acceptable agreement within the next week.” The letter stated that if such a response was not received by 5:00 p.m. (Calgary time) on Sunday, April 23, 2006, Petro-Canada intended to announce a hostile tender offer.
     On April 24, 2006 Mr. Richard McGinity, the Chairman of the Board of Canada Southern, and Mr. McDonald and representatives of CIBC World Markets met with Mr. Harry Roberts, the Executive Vice President and the Chief Financial Officer of Petro-Canada, and Ms. Sendall and representatives of Petro-Canada’s financial advisor to discuss Petro-Canada’s demands of April 21, 2006. Mr. McGinity stressed the fiduciary duties of the Board of Canada Southern and the time needed to properly discharge those duties, in view of the Panarctic information that Petro-Canada had not made available to Canada Southern concerning Canada Southern’s Arctic Islands interests. The representatives of Petro-Canada responded that the time required for the Board of Canada Southern to discharge its fiduciary duty was not consistent with Petro-Canada’s timing goals, and that the information needed by Canada Southern was located in approximately 700 boxes stored off-site. Mr. McGinity requested that Petro-Canada’s timing goals be explained, but the Petro-Canada representatives refused. After a brief private conference, the Petro-Canada representatives delivered an ultimatum that a “negotiated agreement” be reached and announced by May 8, 2006, or else Petro-Canada would commence a hostile tender offer. In an effort to reach such an agreement, the parties agreed to enter into an exclusivity and stand-still agreement (which terminated on May 8, 2006) and a separate agreement under which Petro-Canada would provide Canada Southern access to the Panarctic information in Petro-Canada’s possession relating to Canada Southern’s Arctic Islands interests.
     On April 27, 2006 Mr. McGinity and Mr. McDonald met with representatives of Petro-Canada to arrange the logistics of gaining access to the Panarctic information in Petro-Canada’s possession. Since that date Canada Southern has been obtaining information regarding its Arctic Islands interests from Petro-Canada and the National Energy Board, which information has permitted Canada Southern to better assess its Arctic Islands interests.
     Between April 21 and May 7, 2006 representatives of Canada Southern worked with CIBC World Markets to analyze Canada Southern’s Arctic Islands interests. On May 7, 2006 the Board met to review and discuss the analysis to be presented to Petro-Canada and determined that it was a reasonable basis for further negotiation with Petro-Canada.
     On May 8, 2006 Mr. McGinity and Mr. McDonald and representatives of CIBC World Markets met with Ms. Sendall and a representative of Petro-Canada’s financial advisor. Mr. McGinity made a presentation in which he explained why the Petro-Canada Offer was inadequate, and proposed a methodology and process for use by the parties for purposes of continuing negotiations. At the conclusion of the presentation, Ms. Sendall indicated that Petro-Canada was unwilling to engage in the negotiation process proposed by Canada Southern. Ms. Sendall indicated she was unenthusiastic about the prospects for further negotiations, but agreed to discuss the possibility with senior management at Petro-Canada.
     On May 10, 2006 Mr. Roberts and Ms. Sendall and a representative of Petro-Canada’s financial advisor met with Mr. McGinity and Mr. McDonald and representatives of CIBC World Markets. The representatives of Petro-Canada delivered an ultimatum that Canada Southern immediately agree to be acquired by Petro-Canada at the price of U.S.$7.50 per share, or else Petro-Canada would announce a hostile tender offer the following morning. The representatives of Canada Southern refused to agree to Petro-Canada’s ultimatum.
     On May 11, 2006 Petro-Canada publicly announced its intention to make the Petro-Canada Offer.
Events Subsequent to Petro-Canada’s Ultimatums and Announcement
     Subsequent to the commencement of the Petro-Canada Offer, representatives of Canada Southern have been engaged in the process of reviewing the information and other materials contained in the approximately 700 plus boxes of Panarctic information in the custody of Petro-Canada, and Canada Southern expects to continue to review this information throughout the duration of the bid to the extent it is permitted to do so. On May 23, 2006 Petro-Canada hand-delivered a letter to Mr. John McDonald, President and Chief Executive Officer of Canada Southern, asserting that some of the documents that had been reviewed by Canada Southern and marked for copying were “interpretive in nature” and, as such, not within the class of information to which Canada Southern is entitled. The letter further indicates that Petro-Canada has requested its outside service provider to continue copying the material requested but to “refrain from delivering material which is interpretive in nature until Petro-Canada and Canada Southern reach an agreement with respect to this concern”. Canada Southern is continuing to review the underlying documentation pertaining to the Panarctic materials and to evaluate its rights and obligations with respect to this information, none of which has been made available to Shareholders in connection with the Petro-Canada Offer.
     The Board of Canada Southern has held eleven meetings since Petro-Canada first approached Canada Southern regarding a potential transaction and four meetings since Petro-Canada’s announcement of its offer in order to consider the Petro-Canada Offer and Canada Southern’s response. The Board has instructed CIBC World Markets to pursue other value maximizing alternatives, including seeking competing bids. CIBC World Markets has commenced contacting potential acquirers of Canada Southern. In addition, several parties have contacted either Canada Southern or CIBC World Markets on an unsolicited basis to express their interest in a possible transaction. Canada Southern and CIBC World Markets have commenced making formal presentations to such prospective purchasers and have granted certain of them access, under appropriate confidentiality conditions, to information with respect to Canada Southern.
     At its meetings, the Board has received advice from legal counsel with respect to the duties and obligations of directors in the circumstances of an unsolicited offer and has received presentations from CIBC World Markets with respect to an analysis of the Petro-Canada Offer and alternatives the Board should consider in seeking to maximize value for Canada Southern Shareholders. On May 23, 2006 the Board met and received a presentation from CIBC World Markets, including its analysis of the Petro-Canada Offer and an update on the status of discussions with parties interested in making a competing bid that could provide Shareholders with superior value to that of the Petro-Canada Offer. At the meeting, CIBC World Markets delivered its opinion that the consideration being offered under the Petro-Canada Offer was inadequate, from a financial point of view, to the Canada Southern Shareholders. On May 24, 2006 the Board met again, and based on the opinion provided by CIBC World Markets and the other factors described above, the Board determined that the Petro-Canada Offer is inadequate and not in the best interest of Canada Southern and its Shareholders and to recommend that the Shareholders reject the Petro-Canada Offer and not tender their Common Shares into the Petro-Canada Offer.
Shareholder Rights Plan
     On May 24, 2006 the Board adopted a limited duration shareholder rights plan (the “Rights Plan”) pursuant to an agreement between Canada Southern and American Stock Transfer & Trust Company, as rights agent. A complete copy of the Rights Plan has been filed and is available on Canada Southern’s profile at www.sedar.com. The purpose of the Rights Plan is to provide Shareholders of Canada Southern with enough time to assess the merits of any unsolicited take-over bid made for Canada Southern, including the Petro-Canada Offer. It is also intended to give the Board of Directors of Canada Southern sufficient time to consider the bid, explore other options in attempting to ensure the Canada Southern Shareholders obtain full and fair value for their Common Shares and permit other bids or proposed transactions to come forward.
     The Board believes that the Rights Plan is an important instrument to allow it sufficient time to pursue value enhancing alternatives for Shareholders. The Board intends to use the Rights Plan only to advance Shareholder interests and is working to evaluate a range of strategic alternatives that may enhance Shareholder value.
     Under Canadian law, the Board will be permitted to utilize the Rights Plan to allow additional time to negotiate with third parties who are considering making competing bids, but the Rights Plan cannot be utilized to deny Shareholders the opportunity to tender into any tender offer, including the Petro-Canada Offer.
     The Petro-Canada Offer does not constitute a “Permitted Bid” as defined in the Rights Plan. As a result, it is possible that the Petro-Canada Offer will trigger the Rights Plan which would cause significant dilution to the Offeror by permitting Shareholders other than the Offeror (and its affiliates, including Petro-Canada) to purchase additional Common Shares at an attractive price.
Alternatives to the Petro-Canada Offer
     Except as set forth under “Analysis and Reasons for the Board’s Conclusion and Recommendation” and “Background to the Petro-Canada Offer and Response of Canada Southern”, Canada Southern is not undertaking or engaged in any negotiations in response to the Petro-Canada Offer that relate to: (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Canada Southern or any of its subsidiaries; (b) a purchase, sale or transfer of a material amount of assets of Canada Southern or any of its subsidiaries; (c) an issuer bid for or other acquisition of securities by or of Canada Southern; or (d) any material change in the present dividend policy or capitalization of Canada Southern.
     Except as set forth under “Analysis and Reasons for the Board’s Conclusion and Recommendation” and “Background to the Petro-Canada Offer and Response of Canada Southern”, there are no transactions, board resolutions, agreements in principle, or signed contracts of Canada Southern in response to the Petro-Canada Offer that relate to one or more of the matters referred to in the preceding paragraph.
     The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that Canada Southern may conduct. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.
OPINION OF CANADA SOUTHERN’S FINANCIAL ADVISOR
     CIBC World Markets was retained to assess the Petro-Canada Offer and to provide advice to the Board in connection with the Petro-Canada Offer. CIBC World Markets delivered a written opinion addressed to the Board concluding that, on the basis of the assumptions, limitations and qualifications set forth in its opinion, as of the date thereof, the consideration under the Petro-Canada Offer was inadequate, from a financial point of view, to the Shareholders.
     The full text of the written opinion of CIBC World Markets is attached as Schedule “B” to this Directors’ Circular. You are urged to read the opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinion addresses only the adequacy of the consideration offered under the Petro-Canada Offer from a financial point of view.
OWNERSHIP OF SECURITIES OF CANADA SOUTHERN
     As at May 24, 2006, the issued and outstanding capital of the Corporation consisted of 14,496,165 Common Shares. In addition, as at May 24, 2006, there were outstanding options to acquire 556,605 Common Shares.
     The names of the directors and senior officers of Canada Southern and the designation, percentage of class and number of outstanding securities of Canada Southern beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and senior officer of Canada Southern and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of Canada Southern
		Beneficially Owned
		Directly or Indirectly(1)
		Common		% of Options
Name	Position with Canada Southern	Shares(2)	Options	Outstanding
Richard C. McGinity Crowheart, Wyoming	Chairman of the Board and Director	4,000	50,000	9.0%

Raymond P. Cej Calgary, Alberta	Director	5,000	45,000	8.1%

Donald E. Foulkes Calgary, Alberta	Director	5,000	50,000	9.0%

Myron F. Kanik Calgary, Alberta	Director	5,000	45,000	8.1%

John W.A. McDonald	President and Chief Executive
Calgary, Alberta	Officer and Director	4,000	125,000	22.5%

Securities of Canada Southern
Beneficially Owned
Directly or Indirectly(1)
		Common		% of Options
Name	Position with Canada Southern	Shares(2)	Options	Outstanding

Randy L. Denecky	Vice President, Finance and
Calgary, Alberta	Chief Financial Officer	1,800	100,000	18.0%

Patrick C. Finnerty Calgary, Alberta	Corporate Secretary	Nil	Nil	Nil
Notes:
(1)	The information as to securities of Canada Southern beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Canada Southern, has been furnished by the respective directors and senior officers.

(2)	The number of Common Shares indicated in the column represents, in each case, less than 1% of the outstanding Common Shares as at May 24, 2006.
TRADING IN SECURITIES OF CANADA SOUTHERN
     None of Canada Southern or any of the directors or senior officers of Canada Southern, or, to the knowledge of the directors and senior officers of Canada Southern, after reasonable enquiry, none of such persons’ respective associates, has engaged in any trading in Common Shares or other securities of Canada Southern during the six-month period preceding the date of this Directors’ Circular except for the trades listed below and under the heading entitled “Issuances of Securities of Canada Southern to its Directors and Senior Officers”.

			Designation and	Price per
Name	Nature of Trade	Date of Trade	Number of Securities	Security
Randy L. Denecky	Purchase	December 12, 2005	100 Common Shares	$6.54
ISSUANCES OF SECURITIES OF CANADA SOUTHERN TO
ITS DIRECTORS AND SENIOR OFFICERS
     No Common Shares or securities convertible into Common Shares have been issued to the directors and senior officers of Canada Southern during the two-year period preceding the date of this Directors’ Circular other than as set forth below:

Name	Date of Issuance	Description of Issuance	Exercise Price	Expiry Date
Raymond P. Cej	September 16, 2004	Grant of 50,000 options to acquire Common Shares	$5.94	September 16, 2009

John W.A. McDonald	December 22, 2004	Grant of 25,000 options to acquire Common Shares	$8.64	December 22, 2009

Randy L. Denecky	December 22, 2004	Grant of 25,000 options to acquire Common Shares	$8.64	December 22, 2009

Myron F. Kanik	June 2, 2005	Purchase of 5,000 Common Shares through the exercise of options	$6.81	N/A

Donald E. Foulkes	July 12, 2005	Grant of 50,000 options to acquire Common Shares	$8.17	July 12, 2010

Name	Date of Issuance	Description of Issuance	Exercise Price	Expiry Date

Raymond P. Cej	November 28, 2005	Purchase of 5,000 Common Shares through the exercise of options	$5.94	N/A
INTENTIONS OF DIRECTORS AND SENIOR OFFICERS AND THEIR ASSOCIATES
     The Board has made reasonable enquiries and, to Canada Southern’s knowledge, none of its directors or senior officers or their respective associates currently intend to accept the Petro-Canada Offer or sell or tender for purchase pursuant to the Petro-Canada Offer any Common Shares owned of record or beneficially owned.
ARRANGEMENTS BETWEEN CANADA SOUTHERN AND ITS DIRECTORS AND SENIOR OFFICERS
     Except as described below there are no arrangements, agreements or understandings made or proposed to be made between Canada Southern and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Canada Southern’s directors or senior officers remaining in or retiring from office if the Petro-Canada Offer is successful.
Executive Employment Agreements
     On April 1, 2004, Canada Southern entered into an executive employment agreement with John W.A. McDonald that provides for his employment as Canada Southern’s President and Chief Executive Officer. The term of the agreement is for a period of three years and provides for an annual base salary of $210,000, which may be increased at the discretion of the Board of Directors. In addition, Mr. McDonald is entitled to receive an annual or incentive performance bonus of up to 40% of the base salary, at the discretion of the Board. The executive employment agreement provides that Mr. McDonald’s employment may be terminated upon his 90-day advance notice or by Canada Southern on written notice with or without “cause” (as described in the executive employment agreement). If Mr. McDonald is terminated without “cause” or himself terminates his employment within 90 days of a “change of control” (as defined in the executive employment agreement, which would include successful completion of the Petro-Canada Offer), he is entitled to severance in the amount equal to his base monthly salary times 12 months plus an additional two months for each additional completed year of service after the first complete year, to a maximum of 24 months. In addition, he would be entitled to receive a lump sum equal to the cost to Canada Southern to provide certain employee benefits that Mr. McDonald would have been entitled to during the severance period. Assuming a change of control of Canada Southern occurred and Mr. McDonald’s employment was subsequently terminated, the total amount that Mr. McDonald would be entitled to as severance and the lump sum benefits payment under his employment contract is approximately $328,000.
     Effective January 1, 2003, Canada Southern entered into an employment contract with Randy L. Denecky that provided for his employment as Canada Southern’s Chief Financial Officer and, until March 31, 2004, as Canada Southern’s Acting President. The term of the contract is for a period of one year, continuing thereafter from year to year, and provides for an annual base salary of $127,000, which may be increased at the discretion of the Board of Directors. In addition, Mr. Denecky is entitled to receive an annual bonus of up to 25% of the base salary, at the discretion of the Board. The employment contract provides that Mr. Denecky’s employment may be terminated upon his 90-day advance notice or by Canada Southern or written notice with or without “cause” (as described in the employment contract).

If he is terminated without “cause” or himself terminates his employment within 365 days of a “change of control” (as defined in the employment contract, which would include successful completion of the Petro-Canada Offer), Mr. Denecky is entitled to severance in the amount equal to 12 times his base monthly salary, plus two times his base monthly salary for each completed or partially completed year of service (beginning January 1, 2003), up to an overall maximum of 24 times his base monthly salary. In addition, he would be entitled to receive an amount equal to the most recent annual bonus and an amount equal to the present worth of certain employee benefits that Mr. Denecky would have been entitled to during the severance period. Assuming a change of control of Canada Southern occurred and Mr. Denecky’s employment was subsequently terminated, the total amount that Mr. Denecky would be entitled to as severance and the lump sum benefits payment under his employment contract is approximately $335,000.
Options to Acquire Common Shares
     At a meeting held May 24, 2006, the Board resolved that all issued but unvested stock options should be vested solely to permit them to be exercised so that the Common Shares issued on exercise could, if necessary, be tendered into a tender offer or similar transaction resulting in a change of control of Canada Southern. Of the 556,605 options to purchase Common Shares then outstanding, 446,604 were fully exercisable as of that date and the remaining 110,001 options became exercisable by reason of the Board’s resolution.
Personnel Retention Program
     On April 26, 2006, the Board considered and implemented a retention bonus program to ensure that Canada Southern and its Shareholders would not be disadvantaged by the loss of its senior officers and other key employees and consultants during the period of extreme uncertainty caused by the ongoing discussions with Petro-Canada regarding a potential transaction and Petro-Canada’s statement that it would commence a hostile take-over bid for Canada Southern. Canada Southern recognized the importance of retaining its current senior officers and key employees and consultants without distraction during this situation. As a result, the Board determined that it was in the best interests of Canada Southern to put in place a retention bonus program designed to ensure that the commitment and job performance of Canada Southern’s senior officers and key employees and consultants did not suffer as a result of the distractions created by the Petro-Canada discussions, and ultimately the Petro-Canada Offer. Canada Southern believes that the retention bonus program is consistent with industry practice. In the aggregate, the incremental costs of the retention bonus program will represent approximately $322,000 (including $58,750 payable to Mr. McDonald, the President and Chief Executive Officer, and $50,000 payable to Mr. Denecky, the Vice-President, Finance and Chief Financial Officer), an amount that the Board believes is not a material cost to Canada Southern nor a deterrent to Canada Southern being able to pursue and potentially realize upon other strategic alternatives.
ARRANGEMENTS BETWEEN PETRO-CANADA OR THE OFFEROR AND THE DIRECTORS
AND SENIOR OFFICERS OF CANADA SOUTHERN
     To the knowledge of the directors and senior officers of Canada Southern, there are no arrangements or agreements made or proposed to be made, nor any understandings between, Petro-Canada or the Offeror, on the one hand, and any of Canada Southern’s directors or senior officers, on the other hand, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Canada Southern’s directors or senior officers remaining in or retiring from office if the Petro-Canada Offer is successful. No directors or senior officers of Canada Southern are also directors or senior officers of Petro-Canada, the Offeror or any of their respective subsidiaries.
OWNERSHIP OF SECURITIES OF PETRO-CANADA AND THE OFFEROR
     None of Canada Southern or the directors or senior officers of Canada Southern, or, to their knowledge after reasonable enquiry, any of their respective associates, owns, directly or indirectly, or exercises control or direction over, any securities of Petro-Canada or the Offeror.
INTERESTS IN MATERIAL CONTRACTS OF PETRO-CANADA AND THE OFFEROR
     None of Canada Southern or the directors or senior officers of Canada Southern or, to their knowledge after reasonable enquiry, any of their respective associates has an interest in any material contract of Petro-Canada or the Offeror.
MATERIAL CHANGES
     The directors and senior officers of Canada Southern are not aware of any other information that indicates any material change in the affairs of Canada Southern since March 31, 2006, the date of the last published unaudited interim financial statements of Canada Southern, except as described herein.
OTHER MATTERS
     The principal office of Canada Southern is located at 250, 706 — 7th Avenue S.W., Calgary, Alberta, T2P 0Z1 and the telephone number at such office is (403) 269-7741.
     This document will be filed with the SEC as an exhibit to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders are advised to read this Directors’ Circular and the Solicitation/Recommendation Statement on Schedule 14D-9 (including the other exhibits thereto) in their entirety because they contain important information. Copies of the Solicitation/Recommendation Statement on Schedule 14D-9 are, and any other documents filed by Canada Southern in connection with the Petro-Canada Offer will be, available free of charge at the SEC’s website at www.sec.gov, from Canada Southern at www.cansopet.com or from The Proxy Advisory Group, LLC.
PERSONS RETAINED BY CANADA SOUTHERN IN CONNECTION WITH THE OFFER
     CIBC World Markets was retained to render financial advisory services to the Board in connection with the analysis and consideration of, and response to, the Petro-Canada Offer. Canada Southern will pay CIBC World Markets reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses, including fees and disbursements of legal counsel. Canada Southern has agreed to indemnify CIBC World Markets against certain liabilities arising out of or in connection with its engagement.
     Canada Southern has retained The Proxy Advisory Group, LLC to assist it in connection with Canada Southern’s communications with Shareholders with respect to the Petro-Canada Offer. The Proxy Advisory Group, LLC will receive reasonable and customary compensation for its services and reimbursement for its reasonable out-of-pocket expenses. Canada Southern has agreed to indemnify The Proxy Advisory Group, LLC against certain liabilities arising out of or in connection with the engagement.

     Canada Southern has retained Longview Communications to assist it in connection with Canada Southern’s public and media communications with respect to the Petro-Canada Offer. Longview Communications will receive reasonable and customary compensation for its services and reimbursement for its reasonable out-of-pocket expenses. Canada Southern has agreed to indemnify Longview Communications against certain liabilities arising out of or in connection with the engagement.
     Except as set forth above, neither Canada Southern nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Shareholders in connection with the Petro-Canada Offer.
STATUTORY RIGHTS
     Securities legislation in certain of the provinces and territories of Canada provides security holders of Canada Southern with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
OTHER INFORMATION
     Except as disclosed in this Directors’ Circular, no information is known to the directors of Canada Southern that would reasonably be expected to affect the decision of the holders of Common Shares to accept or reject the Petro-Canada Offer.
DIRECTORS’ APPROVAL
     The contents of this Directors’ Circular have been approved and the delivery thereof has been authorized by the Board.
May 25, 2006

CONSENT OF CIBC WORLD MARKETS INC.
     We hereby consent to the reference to our opinion, dated May 23, 2006, in the Chairman’s letter accompanying the circular of the Board of Directors of Canada Southern, dated May 25, 2006 (the “Circular”), and under the captions “Questions and Answers about the Inadequate Petro-Canada Offer”, “Summary”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Petro-Canada Offer and Response of Canada Southern” and “Opinion of Canada Southern’s Financial Advisor” and to the inclusion of the foregoing opinion in the Circular.

Calgary, Alberta, Canada	(Signed) CIBC WORLD MARKETS INC.
May 25, 2006

CERTIFICATE
DATED: May 25, 2006
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value of the market price of the securities subject to the Petro-Canada Offer within the meaning of the Securities Act (Quebec).
On behalf of the Board of Directors

(Signed) Richard C. McGinity Director	(Signed) John W.A. McDonald Director

SCHEDULE “A”
GLOSSARY
Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Directors’ Circular:
“associate” has the meaning assigned to it in the Securities Act (Alberta), as amended;
“Board” or “Board of Directors” means the board of directors of Canada Southern;
“Canada Southern” or the “Corporation” means Canada Southern Petroleum Ltd., an Alberta corporation;
“CIBC World Markets” means CIBC World Markets Inc., the financial advisor to Canada Southern in connection with the Petro-Canada Offer;
“Common Shares” means the common shares of Canada Southern;
“LNG” means liquefied natural gas;
“NASDAQ” means The NASDAQ Stock Market;
“NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, adopted by the Canadian securities regulatory authorities;
“Offeror” means Nosara Holdings Ltd, a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of Petro-Canada;
“Panarctic” means Panarctic Oils Ltd.;
“Petro-Canada” means Petro-Canada, a corporation incorporated under the laws of Canada;
“Petro-Canada Circular” means the take-over bid circular accompanying the Petro-Canada Offer;
“Petro-Canada Offer” means the offer made by the Offeror dated May 15, 2006 to purchase all of the outstanding Common Shares, and where the context requires, includes the Petro-Canada Circular;
“Rights Plan” means the Shareholder Rights Plan Agreement dated as of May 24, 2006 between Canada Southern and American Stock Transfer & Trust Company, as the Rights Agent;
“SEC” means the United States Securities and Exchange Commission;
“senior officer” has the meaning assigned to it in the Securities Act (Alberta), as amended;
“Shareholders” means the holders of Common Shares and “Shareholder” means any one of them; and
“TSX” means the Toronto Stock Exchange.

A-1

SCHEDULE “B”
OPINION OF CIBC WORLD MARKETS INC.
May 23, 2006
The Board of Directors of
Canada Southern Petroleum Ltd.
706 — 7th Avenue S.W.
Calgary, Alberta
T2P 0Z1
Attention: The Directors
We understand that Petro-Canada, through a wholly-owned subsidiary, Nosara Holdings Ltd., has made an offer (the “Petro-Canada Offer”) to acquire all of the outstanding common shares of Canada Southern Petroleum Ltd. (“Canada Southern” or the “Company”) on the basis of US$7.50 in cash for each common share of the Company. The terms and conditions of the Petro-Canada Offer are described in the Offer to Purchase and Circular dated May 15, 2006 (together, the “Take-over Bid Circular”).
We also understand that the Company’s board of directors (the “Board of Directors”) is considering the Petro-Canada Offer and potential strategies and alternatives, including the sale of the Company to another bidder, that might be employed by the Company in response to the Petro-Canada Offer (“Alternative Transactions”).
Engagement of CIBC World Markets
By letter agreement dated effective March 30, 2006 (the “Engagement Letter”), the Company retained CIBC World Markets Inc. (“CIBC World Markets”) to, among other things, provide financial advice to the Board of Directors in connection with the Petro-Canada Offer and any Alternative Transaction that may be proposed or solicited during the term of the Engagement Letter. Pursuant to the Engagement Letter, the Board of Directors has requested that we prepare and deliver this opinion (the “Opinion”) as to the adequacy, from a financial point of view, of the consideration offered to the shareholders of the Company pursuant to the Petro-Canada Offer.
CIBC World Markets will be paid a fee for rendering our Opinion. We will also be paid a work fee and additional fees in the event that a transaction is negotiated or completed during the term of the Engagement Letter or within 12 months thereafter and in certain other circumstances. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets
CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal legal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:
i)	the Take-over Bid Circular;

ii)	the audited financial statements, annual reports and annual information forms of Canada Southern for the fiscal years ended December 31, 2003, 2004 and 2005;

iii)	the interim reports and comparative unaudited financial statements of Canada Southern for the quarters ended March 31, 2005 and March 31, 2006;

iv)	a draft dated May 23, 2006 of the Canada Southern Director’s Circular;

v)	certain internal financial, operational, corporate and other information concerning Canada Southern and its assets that was prepared or provided by the management of the Company;

vi)	trading statistics and selected financial information of Canada Southern and other selected public junior oil and gas companies considered by us to be relevant;

vii)	a report dated February 28, 2006 from GLJ Petroleum Consultants Ltd., independent engineering consultants, regarding the Company’s conventional oil and gas reserves, effective as of December 31, 2005;

viii)	certain information on industry precedent transactions;

ix)	certificates addressed to us, dated as of the date hereof, from the Chairman of the Board of Directors and senior officers of Canada Southern as to the completeness and accuracy of the respective information provided to us by them; and

x)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.
CIBC World Markets has also participated in discussions regarding the Petro-Canada Offer and related matters with Blake, Cassels & Graydon LLP, Murtha Cullina LLP, and Fried, Frank, Harris, Shriver & Jacobson LLP, legal counsel to the Company in connection with responding to the Petro-Canada Offer, regarding the Petro-Canada Offer.
In addition, we have participated in discussions with members of the senior management of the Company regarding the Company’s business, operations, financial condition and prospects and potential alternatives to the Petro-Canada Offer. Further, we have had discussions with third parties regarding their potential interest in negotiating an Alternative Transaction.

Assumptions and Limitations
Our Opinion is subject to the assumptions, explanations and limitations set forth below.
We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Petro-Canada or any of their respective affiliates and our Opinion should not be construed as such.
With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its representatives or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, nor attempted to verify independently, the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the auditors of the Company in connection with preparing this Opinion. Accordingly, with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon.
With respect to operating, resource, reserve, and financial information provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, financial condition, plans and prospects.
The Company has represented to us, in a certificate of its Chairman of the Board of Directors and senior officers, delivered as at the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company for the purposes of our engagement taken as a whole and as supplemented from time to time, including the written information and discussions concerning the Company and referred to above under the heading “Scope of Review” (collectively, the “Information”) are complete, true and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or Petro-Canada.
Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its representatives and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Petro-Canada Offer.
The Opinion has been provided to the Board of Directors for its use in considering the Petro-Canada Offer and may not be used for any other purpose or published without the prior written consent of CIBC

World Markets. Our Opinion is not to be construed as a recommendation to shareholders of the Company concerning the Petro-Canada Offer.
The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.
Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the consideration offered pursuant to the Petro-Canada Offer is inadequate, from a financial point of view, to the shareholders of Canada Southern.
Yours very truly,
(signed) CIBC WORLD MARKETS INC.

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